FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1996

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                        Commission file number:  0-7574



                        RHINELANDER PAPER COMPANY, INC.
                      HOURLY SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                          WAUSAU PAPER MILLS COMPANY
                             ONE CLARK'S ISLAND
                               P.O. BOX 1408
                           WAUSAU, WI 54402-1408
    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                      RHINELANDER PAPER COMPANY, INC.
                                   HOURLY SAVINGS AND INVESTMENT PLAN
                                                    Wausau, Wisconsin



                                                 FINANCIAL STATEMENTS
                                            AND SUPPLEMENTAL SCHEDULE
                            Nine-Month Period Ended December 31, 1996

                       RHINELANDER PAPER COMPANY, INC.
                     HOURLY SAVINGS AND INVESTMENT PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                  Nine-Month Period Ended December 31, 1996


                              TABLE OF CONTENTS

                                                                       PAGE

 Independent Auditor's Report                                            4

 Financial Statements:

   Statement of Net Assets Available for Benefits                        5

   Statement of Changes in Net Assets Available for Benefits             6

   Notes to Financial Statements                                       7 - 11

 Supplemental Schedule:

   Schedule 1 - Item 27a - Schedule of Assets Held for
                           Investment Purposes                          13

                    INDEPENDENT AUDITOR'S REPORT



 Employee Benefits Committee of the
   Wausau Paper Mills Company
 Wausau, Wisconsin


 We have audited the accompanying statement of net assets available for benefits of the RHINELANDER PAPER COMPANY, INC. HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1996, and the related statement of changes in net assets available for benefits for the nine-month period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RHINELANDER PAPER COMPANY, INC. HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1996, and changes in net assets available for benefits for the nine-month period then ended in conformity with generally accepted accounting principles.

 Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of and for the nine-month period ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the nine-month period ended December 31, 1996, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  WIPFLI ULLRICH BERTELSON LLP
                                  Wipfli Ullrich Bertelson LLP


 June 17, 1997
 Wausau, Wisconsin

                             RHINELANDER PAPER COMPANY INC
                         HOURLY SAVINGS AND INVESTMENT PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                   DECEMBER 31, 1996

                                                                                       WAUSAU
                                   NEUBERGER   MARSHALL                              PAPER MILLS
                       TEMPLETON   & BERMAN    & ILSLEY                 FIDELITY       COMPANY      PARTICI-
                        FOREIGN    GUARDIAN    BALANCED    GENERAL      MAGELLAN       COMMON         PANT
                          FUND       FUND        FUND      ACCOUNT        FUND         STOCK         LOANS      TOTALS
ASSETS:

Receivables:
  Employee contri-
    butions             $  4,745    $  5,976    $  2,001    $  3,626    $  7,398      $  5,221      $         $ 28,967
  Participant loan
    receivable                                                                                       1,100       1,100
Investments               76,731     111,935      34,688      60,714     136,672        87,199                 507,939

  Total assets            81,476     117,911      36,689      64,340     144,070        92,420       1,100     538,006

Net assets available
  for benefits          $ 81,476    $117,911    $ 36,689    $ 64,340    $144,070      $ 92,420      $1,100    $538,006

                                         See accompanying notes to financial statements.

                            RHINELANDER PAPER COMPANY, INC.
                         HOURLY SAVINGS AND INVESTMENT PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      NINE-MONTH PERIOD ENDED, DECEMBER 31, 1996


                                                                                       WAUSAU
                                   NEUBERGER   MARSHALL                              PAPER MILLS
                       TEMPLETON   & BERMAN    & ILSLEY                 FIDELITY       COMPANY      PARTICI-
                        FOREIGN    GUARDIAN    BALANCED    GENERAL      MAGELLAN       COMMON         PANT
                          FUND       FUND        FUND      ACCOUNT        FUND         STOCK         LOANS      TOTALS
ADDITIONS:

Participant deferral
  contributions         $ 70,858    $109,369    $ 35,492    $ 61,817    $  139,709    $ 97,950      $         $  515,195
Investment income          4,940      10,305       1,441       1,609         8,928                      16        27,239
Transfers from other
  funds                    5,678                                 914                                 1,084         7,676

Total additions           81,476     119,674      36,933      64,340       148,637      97,950       1,100       550,110

DEDUCTIONS:

Investment loss                                                                          4,378                     4,378
Administrative ex-
  penses                                                                        50                                    50
Transfers to other
  Funds                                1,763         244                     4,517       1,152                     7,676

Total deductions               0       1,763         244           0         4,567       5,530           0        12,104

Net additions             81,476     117,911      36,689      64,340       144,070      92,420       1,100       538,006

Net assets available
  for benefits at
  beginning                                                                                                            0

Net assets available
  for benefits at end    $81,476    $117,911     $36,689     $64,340      $144,070     $92,420      $1,100      $538,006

                                         See accompanying notes to financial statements.

                        RHINELANDER PAPER COMPANY, INC.
                      HOURLY SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
__________________________________________________________________________

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY

 The following description of the Rhinelander Paper Company, Inc. Hourly Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on April 1, 1996. It is a defined contribution plan covering all regular full-time hourly employees of the Company who are members of the collective bargaining units represented by United Paperworkers International Union Local 15 and 1778 AFL-CIO. An employee becomes eligible to participate in the Plan on the first day of the first month coinciding with or next following the 60th full working day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 16 percent of their gross annual compensation, as defined in the Plan document. The Company currently does not match any portion of participant deferral contributions. Contributions are subject to certain limitations.

 The Plan allows participants to roll over distributions from another company's retirement plan as contributions. Participants may deposit any portion of a distribution that has not been taxed, provided that the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code. The Company does not match these contributions.

 VESTING

 Participants are fully vested in their entire account balance which includes salary deferral and rollover contributions plus earning/losses thereon.

 Participants may withdraw any portion of their account balance for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

 INVESTMENT OPTIONS

 The Plan allows participants to select their investment options from one or more of the following choices:

   <bullet> TEMPLETON FOREIGN FUND - Funds are invested in diversified stocks and debt obligations of companies and governments that do business primarily outside of the United States. The fund's flexible investment policy allows its managers to invest the funds in lower quality debt securities and preferred stocks of emerging markets that are rated or unrated. The funds seek long-term capital appreciation.

                        RHINELANDER PAPER COMPANY, INC.
                      HOURLY SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
__________________________________________________________________________

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY (CONTINUED)

 INVESTMENT OPTIONS (CONTINUED)

   <bullet> FIDELITY MAGELLAN FUND - Funds are invested primarily in common stocks, and securities convertible into common stock, of United States, multinational, and foreign companies of all sizes that offer potential for growth. The fund seeks long-term capital appreciation.

   <bullet> NEUBERGER & BERMAN GUARDIAN FUND - Funds are invested in a portfolio of common stocks that are principally dividend-paying issues of well-established companies. The fund seeks capital appreciation, with current income as a secondary objective.

   <bullet> MARSHALL & ILSLEY BALANCED FUND - Funds are invested in a diversified portfolio of mutual funds, which in turn invest in fixed-income and equity securities. The fund seeks to achieve total investment return from income and appreciation.

   <bullet> GENERAL ACCOUNT - Funds are invested primarily in high-quality, intermediate corporate and government bonds. The fund guarantees a minimum rate of interest on dollars invested in this account. The annualized guaranteed rate was 6.55 percent for the nine-month period ended December 31, 1996. The interest rate declared and principal in this fund are backed by the assets of Employers Life Insurance Company.

   <bullet> WAUSAU PAPER MILLS COMPANY COMMON STOCK FUND - Funds are invested exclusively into the stock of the Plan's sponsor, except that pending the purchase of shares, such contributions may be invested in short-term, interest-bearing instruments selected by Marshall
            & Ilsley Trust Company.

 Participants may change their investment options as often as they like by filing a written election with the Plan's employee benefit committee.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50 percent of the participant's account balance or $50,000. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. The interest rate on the one existing loan is
 10.25 percent. Principal and interest is paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan. The administrator is unable to provide a detail of loans receivable by fund type.

                        RHINELANDER PAPER COMPANY, INC.
                      HOURLY SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
__________________________________________________________________________

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY (CONTINUED)

 PAYMENT OF BENEFITS

 On termination of service due to death, disability, or retirement, the vested portion of a participant's account is payable to the participant or a named beneficiary based on the participant's elected payment method. The payment options available are lump-sum, period payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by Employers Life Insurance Company of Wausau, and all other expenses incurred in conjunction with the Plan are paid by Rhinelander Paper Company, Inc., the Plan's sponsor. Investment advisory and management fees are offset against earnings. Loan fees are charged directly to participants' accounts against the investment option for which the loan was originally charged.

 PLAN TERMINATION

 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant is fully vested and nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING

 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 Investments are stated at fair value. The Plan's investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the Plan year including current income and investment expenses. Loans are stated at market value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

                        RHINELANDER PAPER COMPANY, INC.
                      HOURLY SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
__________________________________________________________________________

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 INVESTMENT VALUATION (CONTINUED)

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.

 NOTE 3 - INVESTMENTS

 A schedule of the market value of investments that individually represent 5 percent or more of the Plan's net assets available for benefits at
 December 31, 1996 follows:
  Investments at Fair Value as                      Asset Market  Percent of
 DETERMINED BY QUOTED MARKET PRICE                      VALUE    NET ASSETS
 Templeton Foreign Fund                              $ 81,476       15.1%
 Neuberger & Berman Guardian Fund                     117,911       21.9%
 Marshall & Ilsley Balanced Fund                       36,689        6.8%
 General Account                                       64,340       12.0%
 Fidelity Magellan Fund                               144,070       26.8%
 Wausau Paper Mills Company Common Stock Fund          92,420       17.2%

 During 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:
  Investments at Fair Value as                                 Net Change in
 DETERMINED BY QUOTED MARKET PRICE                              FAIR VALUE
 Templeton Foreign Fund                                         $  4,940
 Neuberger & Berman Guardian Fund                                 10,305
 Marshall & Ilsley Balanced Fund                                   1,441
 General Account                                                   1,609
 Fidelity Magellan Fund                                            8,928
 Wausau Paper Mills Company Common Stock Fund                     (4,378)

 NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits at
 December 31, 1996 to Form 5500.  Reconciling differences exist since the financial statements are prepared on the accrual basis of accounting and the
 Form 5500 is prepared on a cash basis.
 Net assets available for benefits                                $ 538,006
 Less - Employee contributions receivable                            28,967

 Net assets available for benefits - Form 5500                    $ 509,039

                        RHINELANDER PAPER COMPANY, INC.
                      HOURLY SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
__________________________________________________________________________

 NOTE 5 - TAX EXEMPT STATUS OF THE PLAN

 An application for a determination of the Plan has been filed with the Internal Revenue Service (IRS) and is currently pending. The Plan administrator and Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. They also believe the Plan will obtain its qualification and tax-exempt status by the IRS in a determination letter in the near future. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

 NOTE 6 - NOTICE OF AVAILABILITY

 The complete annual report of the Rhinelander Paper Company, Inc. Hourly Savings and Investment Plan is available upon request for a reasonable charge and is also available for examination at the Plan administrator's office located in Wausau, Wisconsin during normal business hours.

                        SUPPLEMENTAL SCHEDULES

                                  RHINELANDER PAPER COMPANY, INC.
                                HOURLY SAVINGS AND INVESTMENT PLAN
                                 PLAN'S EIN #39-1130910 PLAN #009

       SCHEDULE 1 - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                         December 31, 1996

 Identity of Issue, Borrower         Description of Investment Including Maturity Date,                 Current
 LESSOR, OR SIMILAR PARTY            RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE    COST         VALUE
 Employers Life Insurance
   Company of Wausau                 Group Annuity Contract: General Acct 6.55%           $ 60,714    $  60,714
 Nationwide Life Insurance Company   Pooled Separate Acct - Templeton Foreign                    *       76,731
 Nationwide Life Insurance Company   Pooled Separate Acct - Fidelity Magellan                    *      136,672
 Neuberger & Berman Management, Inc. Guardian Fund                                               *      111,935
 Marshall & Ilsley Trust Company     Moderate Balanced Fund                                      *       34,688
 Wausau Paper Mills Company          Company Stock Fund - CUSIP #943317                          *       87,199
 Participant Loan                    Interest rate during year 10.25%                            *        1,100

 *The mutual fund assets consist of pooled funds held by the custodian. The custodian has stated that they cannot provide information regarding the cost of the investments. There were no investment assets reportable as acquired and disposed of during the year.

                                 See Independent Auditor's Report.

                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  RHINELANDER PAPER COMPANY, INC.
                                  HOURLY SAVINGS AND INVESTMENT PLAN




 DATE: June 27, 1997              LARRY A. BAKER
                                  Larry A. Baker
                                  Trustee

                           EXHIBIT INDEX
                                TO
                             FORM 11-K
                                OF
                  RHINELANDER PAPER COMPANY, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN
               FOR THE YEAR ENDED DECEMBER 31, 1997
           Pursuant to Section 102(d) of Regulation S-T
                      (17 C.F.R. <section>232.102(d))



 EXHIBIT 23 -  Consents of Experts and Counsel


               Consent of Independent Accountants